Exhibit 99.9

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 - 5th Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd.

We consent to the inclusion in this Annual Report on Form 40-F of:

•
our Independent Auditors’ Report of Registered Public Accounting Firm  to the Shareholders dated March 17, 2011 on the consolidated balance sheets of Penn West Energy Trust as at December 31, 2010 and 2009, and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended;

•
our Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders and Board of Directors dated March 17, 2011 on the consolidated balance sheets of Penn West Energy Trust as at December 31, 2010 and 2009, and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended; and

•	our Report of Independent Registered Public Accounting Firm dated March 17, 2011 on Penn West Energy Trust’s internal control over financial reporting as of December 31, 2010;

each of which is contained in this annual report on Form 40-F of Penn West Energy Trust for the fiscal year ended December 31, 2010.

We also consent to the incorporation by reference of the above mentioned audit reports in Penn West Energy Trust’s registration statement on Form F-3 (No. 333-171675).

/s/ KPMG LLP

Calgary, Canada
March 17, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.